Ted A. Morgan, Ph.D.
Retired R&D Scientist
Midland, MI



Experience:

Life Magnetics, Inc, Michigan

2019- Present: Investor since 2019; Member, Board of Directors since 2021

BlueWater Angels Investor Group, Midland, MI

2014 - Present: Investor since 2014 and Director since 2021

The Dow Chemical Company, Midland, MI: 31.5 years in R&D, Retired 6/30/13

25 U.S. Patents, >30 Technical Publicatios, 6 Successful Commercial Launches (>$100M sales)

1981-2004: Corporate R&D, Multiple Technical and Management positions

- Exploratory product & process R&D: Novel Monomers based on Renewable Resources, Lubricants, Concrete, Metal Matrix Composites

2004 - 2013/Retirement: Building Solutions Business R&D, Fellow/Senior Scientist

- Led team that developed BLUEDGE*, a new environmentally-sustainable, commenrcial global-standard flame retardant for polystyrenic foams (>$25MM annual royalties)

Education:

Cornell University: Ph.D., Organic Synthesis Chemistry

1976 -1981: Natural Product Synthesis under Professor Bruce Ganem

University of Oregon: B.S., Chemistry

1973 -1976: NSF Undergraduate Research; 2.5 years with Professor Virgil Boekelheide